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Tysons Corner
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One Southeast Third Avenue
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Miami, Florida 33131-1714
www.akerman.com
305 374 5600 tel      305 374 5095 fax

July 10, 2008
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Getting Ready Corporation Preliminary Information Statement on Schedule 14C Filed March 6, 2008 File No. 0-51314
Dear Mr. Spirgel:
     On behalf of Getting Ready Corporation. (“Getting Ready”), we hereby respond to the Commission Staff’s comment letter dated April 4, 2008 regarding Getting Ready’s Preliminary Information Statement on Schedule 14C filed on March 6, 2008. Please note that Getting Ready is simultaneously filing Amendment No. 1 to the Information Statement. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1.
     Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided Getting Ready’s response to the comment immediately thereafter. For the Staff’s convenience, references in the responses to page numbers are to Amendment No. 1.

Mr. Larry Spirgel
United States Securities
     and Exchange Commission
July 10, 2008

General
1.	Revise your disclosure to include the information required by Item 13(a) of Schedule 14A. Please note the requirements of Item 13(b)(2).

In response to the Staff’s comment, we have revised the Information Statement to include the disclosure required by Item 13(a) of Schedule 14A.

2.	It appears that the amendments to your certificate of incorporation are necessary to consummate your merger with Winston Laboratories, Inc. Therefore, please revise your preliminary information statement to provide all the disclosure required by Schedule 14C regarding the merger, including the disclosure under Item 14 of Schedule 14A. See Note A to Schedule 14A. We may have further comments once you have revised your preliminary information statement.

In response to the Staff’s comment, we have revised the Information Statement to include the disclosure about the merger required by Schedule 14C, including the disclosure under Item 14 of Schedule 14A. Notwithstanding the foregoing, we advise the Staff that the amendment to the certificate of incorporation is not necessary to consummate the merger with Winston as (i) the amendment is not a condition to the closing of the merger and (ii) the amendment does not confer new rights on the Board of Directors, but rather clarifies the rights that now appear in the certificate of incorporation.

3.	Disclose any substantial interest in the merger, direct or indirect, by security holdings or otherwise, of any of your directors or officers, director nominees, or associate of the foregoing. See Item 3 of Schedule 14C. For example, we note the statement on page five of your Form 10-K for the fiscal year ended September 30, 2007 that Mr. Halpryn and Mr. Silver expect to invest in Winston at the time the merger is consummated, as well as the statement in your Form 8-K filed on November 13, 2007 that an additional investment by Dr. Frost and certain “other investors” is a condition to the closing.

In response to the Staff’s comment, we have revised our disclosure on pages 2, 7, 8 and 56-60 of the Information Statement.

Mr. Larry Spirgel
United States Securities
      and Exchange Commission
July 10, 2008

4.	With a view to disclosure, please tell us in your response letter which shareholders approved the actions by written consent and the corresponding amount of shares held by each person that was counted toward majority approval. Also tell us whether any of the consenting shareholders is affiliated with the company.

In response to the Staff’s comment, we advise the Staff that the following stockholders approved the amendment by written consent:

Frost Gamma Investments Trust	5,886,897	32.2%
Jane Hsiao, Ph.D.	1,484,092	8.1%
Glenn L. Halpryn	1,006,250	5.5%
Ernest M. Halpryn	1,312,453	7.2%
Noah M. Silver	222,498	1.2%

		54.2%
Glenn L. Halpryn is Chairman of the Board, President and Chief Executive Officer of the Issuer. Noah M. Silver is Vice President, Secretary, Treasurer and a Director of the Issuer. Ernest M. Halpryn, who is not directly affiliated with the Issuer, is the father of Glenn L. Halpryn.

5.	Please either disclose the record date used to determine which security holders were entitled to give consent with respect to these matters or, if there was no record date, disclose the relevant criteria used to make such determination. See Item 6(b) of Schedule 14(A).

In response to the Staff’s comment, we have revised the disclosure on page 1 of the Information Statement.
Our Principal Stockholders, page 4
6.	You disclose that Mr. Silver’s beneficial ownership does not include shares owned by his children and Mr. Weisberg’s beneficial ownership does not include shares owned by his children. Please include these amounts in beneficial ownership amounts of Messrs. Silver and Weisberg or tell us why you do not believe these shares are part of their beneficial ownership amounts under Rule 13d-3. Note that Messrs. Silver and Weisberg still may disclaim beneficial ownership of these shares through footnote disclosure although they are included in their beneficial ownership amounts.

In response to the Staff’s comment, we have revised the disclosure on pages 58 and 59 of the Information Statement.

Mr. Larry Spirgel
United States Securities
      and Exchange Commission
July 10, 2008

7.	Identify the person(s) who hold voting and/or investment control over the company’s shares beneficially owned by Frost Gamma Investments Trust.

In response to the Staff’s comment, we have revised the disclosure on page 59 of the Information Statement.

8.	Please provide another table that discloses the beneficial ownership of the company assuming that the merger and related transactions are consummated.

In response to the Staff’s comment, we have revised the disclosure on page 60 of the Information Statement.
The Amendment, page 5
9.	Please separately discuss each material revision to your certificate of incorporation. In particular, discuss under separate subheadings the following:
•	the increase in the number of authorized shares of common stock;

•	the increase in the number of authorized shares of preferred stock; and

•	the new rights conferred on your board of directors with respect to your preferred stock.
In response to the Staff’s comment, we have revised the disclosure on pages 4-6 of the Information Statement.

10.	In your discussions of the amendments to your certificate of incorporation to increase the number of authorized shares of common stock and preferred stock, disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In another table, disclose the number of authorized, reserved and authorized but unreserved shares that will exist when your certificate is amended and taking into account the shares of common and preferred stock that will be issued in connection with the merger and related transactions.

In response to the Staff’s comment, we have revised the disclosure on page 4 of the Information Statement.

Mr. Larry Spirgel
United States Securities
     and Exchange Commission
July 10, 2008

11.	Discuss the reasons for the amendment to clarify the terms of your preferred stock, including whether the rights you are conferring on your board of directors are necessary to effectuate the merger or related transactions. Clarify what you mean by your statement on page six that the amendment will remove any “ambiguity” with respect to the terms of your preferred stock. Explain the general effect the amendment will have upon existing security holders.

In response to the Staff’s comment, we have revised the disclosure on pages 4-6 of the Information Statement.

12.	We note your statement on page five that the terms of the preferred stock will be determined by your board of directors prior to the issuance of any shares of the preferred stock. We also note your statement in the Form 8-K filed on November 19, 2007 that the preferred stock issued in connection with the merger will be convertible into 1,000 shares of common stock of Getting Ready. Revise your disclosure to include this information, and any other terms for such stock that have already been determined as set forth in the Certificates of Designations referenced in the merger agreement or otherwise. See Item 11(b) of Schedule 14A and Item 202 of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 6 of the Information Statement.
In connection with responding to the Staff’s comments, we acknowledge (1) Getting Ready is responsible for the adequacy and accuracy of the disclosure in the filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) Getting Ready may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We look forward to hearing from you regarding Amendment No. 1 to the Preliminary Information Statement. If you have any questions, please call me at (305) 374-5600.
Sincerely,
/s/ Michael Francis